

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 20, 2008

Mr. Cedric W. Burgher
Chief Financial Officer
KBR, Inc.
601 Jefferson Street
Suite 3400
Houston, TX 77002

      RE: **Form 10-K for the fiscal year ended December 31, 2006**
             Forms 10-Q for the periods ended March 31, 2007, June 30, 2007 and
             September 30, 2007
             File No. 1-33146

Dear Mr. Burgher:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

                  Sincerely,

                  John Hartz
                  Senior Assistant Chief Accountant